[redacted]

ABK 3/4

SECURI 08026579 ISSION

SEC Mail Processing Section

FEB 2 8 2008

Washington, DC 103

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox River Execution Technology, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	IL	60134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Somara C. Zwick — 630-406-6411
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, Somara C. Zwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox River Execution Technology, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Somara C. Zwick
Signature

Chief Financial Officer
Title

Nancy J. Simenson
Notary Public
25th day of February 2008

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To The Member
Fox River Execution Technology, LLC
Geneva, Illinois

We have audited the accompanying statement of financial condition of Fox River Execution Technology, LLC (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox River Execution Technology, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2008

Fox River Execution Technology, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	565,110
Receivables from clearing brokers		5,053,749
Receivable from institutional customers		552,187
Furniture and equipment, at cost, less accumulated depreciation of $112,252		815,832
Other assets		8,570
Total assets	$	6,995,448
Liabilities and Member's Equity		
Liabilities		
Accrued employee compensation and benefits	$	1,751,079
Accounts payable and accrued expenses		690,698
Payable to affiliate		22,069
		2,463,846
Member's equity		4,531,602
Total liabilities and member's equity	$	6,995,448

The accompanying notes are an integral part of the statement of financial condition.

Note 1 Organization and Nature of Business

Fox River Execution Technology, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system ("ALGO") owned by CRT Capital, LLC, a company affiliated by common ownership. The Company has entered into clearing agreements with unrelated broker-dealers to process and clear all of the Company's securities transactions. The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule; all customer transactions are cleared through other broker-dealers on a fully disclosed basis. At December 31, 2007, the Company's clearing broker-dealers were Bear Stearns Securities Corporation and Goldman Sachs Execution and Clearing, L.P.

The Company was organized as a limited liability company on June 21, 2004, in the State of Illinois. The operating agreement provides that the Company will continue until December 31, 2050 or until dissolved pursuant to the agreement. On June 7, 2005, the Company was accepted as a member of the Financial Industry Regulatory Authority ("FINRA", formerly known as the National Association of Securities Dealers, Inc). The Company is a wholly owned subsidiary of CRT Holdings, LLC (the "Member"), which is controlled by Joseph J. Ritchie.

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Receivables from Brokers and Institutional Customers—Receivables from brokers and institutional customers include cash balances held at the brokers and receivables due from brokers and institutional customers for amounts earned from ALGO activities.

Furniture and Equipment—Fixed assets include computer equipment and furniture and fixtures, carried at cost less accumulated depreciation. Computer equipment is depreciated using the straight-line method over an estimated useful life of five years, and furniture and fixtures are depreciated using the straight-line method over an estimated useful life of seven years.

Dividends and Interest—Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Commission Revenue and Execution Fees—Commissions and execution fees from ALGO activities are recorded as earned and on trade date.

Income Taxes—The Company is a single-member LLC and not separately liable for income taxes. The Member is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

New Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of member's equity. Additional disclosures about the amount of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company in its year ended December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and its potential effect on the financial statements.

Note 2 Summary of Significant Accounting Policies, *Continued*

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This statement is effective for fiscal years beginning after November 15, 2007. SFAS is effective for the Company in its year ended December 31, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operation and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurements attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company in its year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on its financial position, results of operations and cash flows.

Note 3 Fixed Assets

At December 31, 2007, fixed assets consisted of computer equipment with a net book value of $814,924 and furniture and fixtures with a net book value of $908.

Note 4 Related-Party Transactions

The Company incurred and paid management fees to Fox River Financial Resources, Inc. ("Fox River"). Fox River is a subchapter S corporation wholly owned by Joseph J. Ritchie. Fox River provides certain management services, such as payroll processing, accounting, and other administrative services, all of which were fully paid as of December 31, 2007. Also, the Company incurred and paid rent expense to Fox River.

The Company incurred and paid service fees to a wholly owned subsidiary of the Member, CRT Capital, LLC, for certain shared operating and administrative expenses which were fully paid as of December 31, 2007.

The Company earned ALGO commission revenue fees from a wholly owned subsidiary of the Member, CRT Capital, LLC. At December 31, 2007, $22,069 had been overpaid and is recorded as a payable on the statement of financial condition.

The Company incurred and paid consulting fees to a company fifty percent owned by CRT Capital, LLC which is a wholly owned subsidiary of the Member, for IT programming development and services. Such expenses were fully paid as of December 31, 2007.

Note 5 Financial Instruments with Off-Balance-Sheet and Market Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company clears all of its trades through two clearing brokers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company maintains deposits at a bank in excess of federally insured limits. The Company does not anticipate nonperformance by the bank and has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

The Company is required to maintain a balance of $250,000 with both of its clearing brokers.

Note 6 Commitments and Contingencies

The Company entered into a lease agreement as of October 2007 to lease space for computer equipment (the "Co-location Lease"). The Co-Location Lease is for thirty-seven months, and commences upon the completion of certain build out events which had not yet occurred as of December 31, 2007. When such events occur the minimum annual lease payments will be $367,200, exclusive of any additional payments that may be required for certain increases in operating expenses and taxes.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require claims that may be made against the Company that have not occurred.

Note 7 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $3,180,256 and $164,256, respectively. The Company's ratio of aggregate indebtedness to capital was .77 to 1.

END